December 11, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Attention:	Katherine Bagley

Re:	Ocean Power Technologies, Inc. Registration Statement on Form S-3 File No. 333-221867

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocean Power Technologies, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-221867 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on December 12, 2017, or as soon as practicable thereafter.

Very truly yours, OCEAN POWER TECHNOLOGIES, INC.

/s/ Matthew T. Shafer
Matthew T. Shafer
Chief Financial Officer